DISPATCH AUTO PARTS, INC.
305 ROOSEVELT ROAD
EAST ROCHESTER NY 14445
******

May 22, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:    Pamela A. Long, Esq.
Assistant Director

Re:       Dispatch Auto Parts, Inc.
Amendment No. 2 to Form 10-SB, filed April 11, 2006
File Number: 0-51818

Gentlemen:

Thank you for your comment letter dated May 18, 2006 (the "Comment Letter") with respect to the above-captioned amended registration statement. We have filed our Amendment No. 3 to the registration statement on the Form 10-SB/A of the Company, which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
We note your response to prior comment 4. Since you did not withdrawn the Form 10-SB within 60 days of the original filing, please note that in addition to responding to our comments on the Form 10-SB you are subject to the reporting requirements of the Exchange Act. Therefore, please file your March 31, 2006 Form 10-QSB by June 8th, 45 days after the Form 10-SB became effective.

Response:

We are aware of our reporting requirements and have filed our March 31, 2006 Form 10-QSB on or about May 22, 2006.

2.
Please provide us with marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Response:

The marked courtesy copies of the amendment as well as a detailed cover letter will be sent via overnight mail to your office.

Description of Business, page 3

3.	We note your response to prior comment 6. Please explain why management decided that the auto parts operations would be more appropriately conducted through a wholly-owned subsidiary.

Response:

Supplementally, we will state that our legal counsel advised us to keep the auto parts business in a separate subsidiary. We believe that 'to a certain degree' it will help protect the shareholders against liabilities that may be incurred in the subsidiary, although we are not aware of any liabilities other than what is disclosed in our financial statements. We have added a brief statement to this affect in our filing.

4.	We note your response to prior comment 5. As you note on page 19, please disclose that you do not currently have a market maker who intends to make a market in your stock

Response:

We have revised our filing to disclose that we do not currently have a market maker who intends to make a market in our stock.

Warehouse Formats, page 5

5.
We note that you have added your inventory policy on page 35 in response to prior comment 43 and that you do not maintain an ongoing inventory balance. However, on page 5, you state, "Maintenance products, accessories and miscellaneous items are organized for easy reaching by our delivery persons." Please advise or revise. In particular, please clarify your disclosures to explain how you use your 800 square feet of warehouse space, given that you have no inventory. For example, on page 3, you state that your "warehouse carries an extensive product line for cars, sport utility vehicles, vans and light trucks …" This statement does not appear consistent with your inventory policy.

Response:

We do have inventory as of March 31, 2006. There was a timing difference between the date of the financial statements and the registration statement. We have revised our inventory policy in the notes to consolidated financial statements for the first quarter of 2006. Also, we have revised the narratives in the Description of Business section to make it clear and consistent with our inventory policy.

Expansion Opportunities, page 5

6.
We note your statement that you expect revenues to exceed expenses within the next 12-24 months. Please revise this statement by including a discussion of your accumulated losses and limited operating history. Make similar revisions under MD&A where you make similar assertions.

Response:

We have revised the statement above in our filing to include a discussion of our accumulate losses and limited operating history. We have also revised MD&A section to include such discussion.

7.	We note your response to prior comment 14. Please disclose in the filing that you currently do not have any plans to raise additional capital.

Response:

We have revised our disclosures in the filing to indicate that we currently do not have any plans to raise additional capital.

8.
Please clarify why you have not expanded your customer base beyond one customer since you have been in business since March 2005. We note your statement in response to prior comment 23 that you do not believe locating additional customers will be a major challenge.

Response:

We now have more than one customer. During the quarter ended March 31, 2006, we added Lanes Auto, located in Macedon, New York, and Perfection Auto, located in East Rochester, New York. We had approximated 3% of our total revenue from non-related parties in the quarter ended March 31, 2006.

Risk Factors, page 6

9.
We note your response to prior comment 18. Please add a risk factor stating that there is no established public trading market for your common stock. If an established public trading market for your common stock materializes, you will be classified as a penny stock. Note that the existence of limited or sporadic quotations should not of itself be deemed to constitute an established public trading market.

Response:

We have added a risk factor stating that there is no established public trading market for our common stock.

A significant amount of consulting expenses may reduce our profitability, page 6

10.	Please revise the heading to reflect that you have never been profitable.

Response:

We have revised the heading to indicate that we have never been profitable.

We have only recently commenced business operations, page 7

11.	Please disclose, if true, that you expect losses in the foreseeable future.

Response:

We have revised the narratives to disclose that we expect losses in the foreseeable future.

There may be conflicts of interests with a related party, page 7

12.	Describe Daniel Slocum's conflicts of interest that may arise as a result of controlling both your business and your sole customer, such as determining the prices of goods sold.

Response:

We have revised the narratives to include Daniel Slocum's conflicts of interest that may arise as a result of controlling both our business and our main customer.

Management's Discussion and Analysis of Financial Condition, page 9

13.
We reissue prior comment 20. Please describe your plan of operation for the next twelve months. For example, describe in detail your expansion plans and quantify the associated costs. Also explain in detail how you calculated that it would require capital of approximately $50,000 to sustain operations in 2006 and $100,000 per year thereafter. See Item 303(a) of Regulation S-B.

Response:

We have revised our plan of operation for the next twelve months, including the details in our expansion plans and associated costs. We have also provided the details for the estimated operating expenses of $50,000 in 2006 and $100,000 per year thereafter.

14.	We reissue prior comment 21 as we do not see this disclosure in your revised document.

Response:

We have revised the Management's Discussion and Analysis of Financial Condition to discuss the costs associated with our company being a public reporting company.

Liquidity and Capital Resources, page 10

15.
We note your revisions to your liquidity and capital resources discussion in response to prior comment 25, which indicates that your current capital is sufficient to fund your projected sales growth over the next 12 months. However, the basis for this conclusion is unclear, given that:

•	You did not have any cash or accounts receivable at December 31, 2005.
•	You state on page 11 that your current level of operations requires capital of approximately $50,000 to sustain operations through 2006.
•	You discuss on page 3 your plan to expand your customer base during 2006 to include repair garage, service stations, and other local mechanics, which we assume will require cash resources.

Accordingly, expand your disclosure to clarify the basis for your conclusion that your current capital is sufficient to fund your projected sales growth over the next 12 months.

Response:

We have revised the narratives in Liquidity and Capital Resources section to disclose that our current capital is insufficient to fund our projected sales growth over the next 12 months.

16.
In addition, on page 11, you state that your current capital and resources are insufficient to fund expansion into the retail and online market. However, on page 5, you state that your current capital is sufficient for such an expansion. Please revise to clarify this apparent inconsistency. Further, if you believe that your current capital is sufficient to fund such expansion, please explain why. Your statements on page 5 regarding the decrease in operating expenses subsequent to the completion of the registration process is not sufficient in this regard, as it appears that this decrease will be primarily non-cash in nature, whereas we would expect your expansion to require additional cash.

Response:

We have revised the narratives in our filing to make it consistent that we currently do not have sufficient funds.

Certain Relationships and Related Transactions, page 16

17.	We note your response to prior comment 33. Please disclose Chris Cottone's affiliation with A-Z Consulting Inc. and disclose that he is a 16% shareholder of your company.

Response:

We have disclosed Chris Cottone's affiliation with A-Z Consulting Inc. and the percentage of his shares in the filing.

18.	We note your response to prior comment 34. Please disclose Daniel Luther's affiliation with Lugion Associates, Ltd. and disclose that he is a 16% shareholder of your company.

Response:

We have disclosed Daniel Luther's affiliation with Lugion Associates, Ltd. and the percentage of his shares in the filing.

19.	We note your response to prior comment 35. Please disclose that Lin Cheng is a 10% shareholder of your company.

Response:

We have disclosed Lin Cheng is a 10% shareholder of our company in the filing.

Item 8. Description of Securities - Shares Eligible for Future Sale, page 18

20.	Please explain why 245,000 shares are freely tradable.

Response:

The 245,000 freely tradable common shares is the estimated shares that are held at the depository trust (Cede & Co.) or other minority shareholders, commonly referred to as the 'public float.' These shares do not have resale limitations.

Market Price and Dividends … page 18

21.	We note your response to prior comment 39. However, please provide the equity compensation plans information in the format required by Item 201(d) of Regulation S-B.

Response:

We have provided the equity compensation plans information in the required format in the filing.

Recent Sales of Unregistered Securities, page 20

22.
We note your response to prior comment 41. For securities sold under the consulting agreements, describe the amount of consideration you received for each consulting agreement. See Item 701(c) of Regulation S-B.

Response:

We have described in the filing about the amount of consideration we received for each consulting agreement.

23.	Disclose the shares issued to Daniel Slocum indirectly and held in the name of Roosevelt Industrial Holdings and provide the disclosure required by Item 701(d) of Regulation S-B.

Response:

We have revised Recent Sales of Unregistered Securities section to disclose the required information for the shares issued to Daniel Slocum indirectly.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Daniel Slocum
Daniel Slocum
President